Mail Stop 0407

      March 29, 2005


Rachel Wosk
Chairman, President and
	Chief Executive Officer
International Cellular Accessories
48055 Yale Road, RR32
Chilliwack, British Columbia
Canada V2P 6H4

	RE:	International Cellular Accessories
		Registration Statement on Form SB-2
		Filed March 2, 2005
		333-123092

Dear Ms. Wosk:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2

General
1. We note that you do not have a corporate identifier, such as "inc." or "corp." at the end of your corporate name. Please tell us whether the State of Nevada requires you to have corporate identifier at the end of your name.
2. We note that Ms. Rachel Wosk and Ms. Leah Wosk, your sole officers and directors, will be the only persons conducting the offering. Advise us how they intend on marketing the offering. We also note your disclosure that Ms. Rachel Wosk and Ms. Leah Wosk will have investor meetings. Tell us how they will locate and contact investors. Also provide us with any sales materials and scripts that they will use to sell the offering. Do they intend to utilize the Internet to advertise this offering?
3. In your next amendment, we encourage you to provide us with three typeset copies of your registration statement so that we may verify the formatting of your prospectus. For example, it isn`t clear to us whether you have set forth the cross-reference to your risk factors on the prospectus cover page in all capital letters or whether all capital letters simply indicates that you have set forth the cross-reference in bold.

Prospectus Cover Page
4. We note your disclosure that "no public market currently exists for the securities being offered" (emphasis added). Please revise to simply state that there is no public market for your securities so that potential investors are not led to believe that there will be a public market after this offering.
5. We note your disclosure that you are offering your shares "on a `self-underwritten`, best efforts, all-or-none basis, which means our officers and director will attempt to sell the shares." Please clarify that the phrase "...which means our officers and director will attempt to sell the shares" only refers to what "self-underwritten" means. Also clarify that the penultimate sentence of your first paragraph refers to what an offering on a "best efforts, all-or-none basis" means.
6. Currently, it is unclear what your footnotes refer to and the disclosure merely repeats information you disclose in your first paragraph. Accordingly, please delete these footnotes.
7. Please revise your table to also show the information on both a per share basis and for the total amount of the offering. See Item
501(a)(9)(iv) of Regulation S-B.
8. Please highlight the cross-reference to the Risk Factors section more prominently by including it in a stand-alone paragraph. In addition, please highlight your legends required by Item 501(a)(7) and (a)(10)(iv) by prominent type or in another manner.
9. In the second sentence of your legend at the bottom of your cover page, please delete "for review has been cleared of comment." Please see Item 501(a)(10)(iv) of Regulation S-B.

Summary of Prospectus, page 2

	General Information About Our Company, page 2
10. We note your disclosure that you "were formed to import and distribute a range of cellular accessories to wholesalers and
retailers throughout Canada and the United   States . . ."  Please
expand your disclosure regarding your company and proposed business operations. In this regard, please briefly describe the cellular accessories you intend to import and distribute and how you intend to generate revenue. For example, will you purchase these accessories and resell them at a higher price? Clarify who are the wholesalers and retailers you intend to sell these products to and describe how you intend to market these products throughout Canada and the United
States. The risks you present in Risk Factors are difficult to understand without a basic idea of what you intend to do. You must carefully consider and identify those aspects of your business and the offering that are the most significant and highlight these points in clear, plain language. See Item 503 of Regulation S-B.
11. Please disclose the following in this section:

* the extent of your limited start-up operations and when you expect to begin principal operations;

* when you expect to begin generating revenues;

* you currently have one individual working full-time for the company and one individual working part-time, or approximately 2 hours per week; and

* whether you need to raise a set amount of money in the next 12 months to continue in business. If so, please quantify that amount.

Risk Factors, page 6
12. Add as your first risk factor that your company consists of only one individual working on a full-time basis and another individual working on a part-time basis. In this regard, discuss how Rachel Wosk and Leah Wosk will have to offer and sell the shares in the offering, develop the company`s fledgling business and manage the reporting requirements of a public company. Highlight their lack of public company experience, including no experience as a principal accounting officer or principal financial officer of a public (or private) company.

In addition, we note your disclosure in your business section that your "planned product distribution activities include the purchasing, warehousing, marketing, selling, picking, packing, shipping and delivery of a broad selection of cellular accessories from both leading and smaller specialty manufacturers." We also note your disclosure that you "believe that a high level of customer service and support is critical to retaining and expanding a reliable, repeat customer base and for establishing and maintaining a trusted company
name."   Because you do not anticipate hiring any additional
employees until January 2006, it is unclear how you will develop your business as planned with one full-time employee. Please address this in your risk factor section.
13. Consider including a risk factor that highlights the fact that you will incur costs and expenses due to SEC reporting and compliance.
14. Make sure that each risk factor caption reflects the risk that you discuss in the text. Do not merely state a fact about the transaction or your business, such as "We will be dependent, in large part, on obtaining cellular accessories . . ." (page 4) and We do not have, nor do we intend to apply for, any patents or trademarks . . .."
(page 7).

These are only examples. Revise throughout to succinctly identify in your captions the risks that result from the facts and uncertainties.
Potential investors will be better able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to this transaction and your company.

	Since we are a development stage company . . ., page 4
15. Please indicate the earliest that you reasonably believe the company may begin generating revenues. Also, when do you anticipate achieving profitability?
16. Revise the risk factor discussion to elaborate on the specific "risks, expenses and difficulties encountered by new entrants into the highly competitive cellular accessories market" that the company may encounter as a result of being in the early stages of development.

Our business and growth could be hindered if we fail to retain our key employees, page 6
17. We note your disclosure that your "success depends, in large part, on . . . Rachel Wosk . . ." Please clarify that Rachel Wosk is your sole full-time employee and consider deleting "in large part" since it appears that you would not commence operations without her.
Disclose when you anticipate hiring any additional officers and how many. Finally, consider eliminating your references to future key management if it is unlikely you will employ any additional officers within a reasonable period of time.

      Our future growth depends on our ability to expand our
business
.. . ., page 6
18. We note your disclosure that you "intend to expand our operations in Canada . . ." and that you "will need to manage our operations effectively and expand our product offerings." (emphasis added) This disclosure implies that you currently have operations and product offerings. Please revise the risk factor caption and corresponding discussion accordingly.

Buying low-priced penny stocks is very risky . . ., page 8
19. We note your disclosure that "the penny stock rules may affect the ability of broker-dealers to make a market in or trade our common stock . . ." Please also revise to state that these rules may result in fewer brokers willing to make a market in your shares.

	Due to the lack of a trading market . . ., page 9
20. We note your disclosure that "[w]hile we do intend to apply for quotation on the Over-the-Counter Bulletin Board, we cannot guarantee that our application will be approved . . ." Revise the disclosure to make clear that only market makers may apply with the NASD to have a company`s securities accepted for trading on the OTC Bulletin Board. Disclose the requirements to trade on the OTC Bulletin Board and the anticipated timing of your quotation on the OTC Bulletin Board. Confirm that the company has identified broker dealers who have expressed an interest in becoming market makers in the company`s securities. Similarly revise the disclosure appearing under "Market for Common Equity and Related Stockholder Matters" on page 26.

      You will incur immediate and substantial dilution . . ., page 9
21. Please disclose at what price per share your two existing shareholders acquired their respective shares.

We will be holding all proceeds from the offering in a standard bank
.. . ., page 9
22. We note your disclosure that "there can be no guarantee that any third party creditor who might obtain a judgment or lien against us would not satisfy the judgment or lien by executing on the bank account where the offering proceeds are being held." Because you have not commenced operations and because it appears that you will commence operations in earnest if you receive the offering proceeds, it appears that this possibility is remote. Do you have existing creditors? Please advise or revise. In addition, discuss the risk that the company may prematurely use the offering proceeds before the satisfaction of the all or none condition.

Use of Proceeds, page 10
23. Please separately list each type of offering expenses and the respective amounts.

Terms of the Offering, page 13
24. Clarify under what circumstances you will extend the offering period for an additional 90 days and how you will notify potential investors of such as extension. Address whether investors are permitted to rescind the purchase of your securities during the offering period. Also disclose the circumstances that will lead you to terminate the offering.

Procedures and Requirements for Subscription, page 13
25. Please file a form of the subscription agreement as an exhibit to the registration statement.

Description of Business, page 18

	General Information, page 18
26. Please delete the third, fourth and fifth paragraphs. This information repeats similar disclosure in your risk factors section and is not appropriate to include at the forefront of your business section.

Industry Background, page 19
27. We note your disclosure that "[t]he cellular accessories market in North America is huge and getting larger . . ." (emphasis added).
Please avoid the use of hyping language in your prospectus and revise accordingly. Also, please provide us with marked copies of any materials that support the data you cite, clearly cross-referencing each statement with the underlying factual support. Confirm for us that these documents are publicly available.
28. Balance your discussion of the industry background by clarifying that you cannot provide any assurance that you will benefit from the projected industry growth.

Principal Products and Their Markets, page 19
29. We note your disclosure that you plan to distribute cellular accessories "from both leading and smaller specialty manufacturers."
Please describe the distribution arrangements these types of manufacturers generally have and address the following to the extent known:

* Do the leading manufacturers tend to have more established distribution operations and relationships and, therefore, would be less likely to have a need for your services?

* Do these manufacturers generally have internal distribution capabilities or do they primarily use third parties to distribute their products?

* Describe whether manufacturers enter into exclusive agreements with companies such as yours.

Distribution Methods of the Products, page 20
30. We note your disclosure that you "initially plan to market and distribute cellular accessories in western Canada and eventually through our online internet store." Please clarify that you do not anticipate launching your online store until September 2005 and focus
your disclosure regarding how you intend to market your products in
western Canada. What types of arrangements do you intend to enter into with these potential customers?
31. We note your disclosure that "management will be available by
phone or via              email . . ."  Because you have only one
full-time employee and because you disclose under your "Employees and
Employment Agreements" section that Ms. Rachel Wosk will be responsible for all operations of your business, please clarify here and throughout this section the duties that Ms. Rachel Wosk will be responsible for. In this regard, please see comment 12. Also clarify who will handle the customer service activities that you state are critical to your business and who will handle developing relationships with manufacturers and customers in western Canada.

      Sources and Availability of Products, page 21
32. We note your disclosure that you "currently have the following suppliers arranged for inventory purchases . . ." Please clarify your arrangements with these suppliers, summarize the material terms of those arrangements and file any agreements you have with them as exhibits to the registration statement. Also, we note your disclosure under your "Principal Products and Their Markets" subsection that you "plan to purchase products from generic manufacturers and repackage them under our own brand name." Because the suppliers you list are suppliers of generic products, do you have arrangements with these suppliers to repackage their products under your own brand name? Please also disclose the average cost of the products you intend to purchase from these suppliers and the profit margin you expect to generate from the sale of these products. Do you have arrangements with these suppliers regarding pricing?

Government and Industry Regulation, page 22
33. We note your disclosure that your "business is not currently subject to any government regulation." This statement appears to be overly broad. For example, we note that, at a minimum, you are subject to federal and state securities regulation. Please tailor your statement accordingly.

Management`s Discussion and Analysis or Plan of Operation, page 23
34. Discuss the reasons for going public at this time in the company`s development. For example, explain why management determined the increased costs of being a public company were outweighed by the advantages of being a public company, and discuss what management believes those advantages to be.

	Plan of Operation, page 24
35. Disclose in the forefront of this section that your auditors have issued a going concern opinion.
36. We note that starting on page 24 you provide a brief outline your business plan. In order to provide a better understanding of the company`s future objectives, plans and its ability to complete those plans, please provide a discussion in a reasonably quantified fashion on the timing, amounts and sources of revenues you will need to fund viable operations in the next twelve months. Please also address how the company anticipates funding the costs of operating as a public company.

		Proposed Milestones to Implement Business Operations,
page
24
37. We note your disclosure under your summary section that you intend to lease warehouse space. Please disclose in this section when you anticipate leasing warehouse space for your inventory and disclose how much you believe this will cost.

Critical Accounting Policies, page 25
38. Please revise to identify and disclose the following critical prospective accounting policies.

* Revenue: For example, describe the method of recognizing revenue and, if any, describe cancellation, termination, or refund type provisions; and

* Inventory: For example, describe the nature of cost elements to be included in inventory and the method by which amounts will be removed from inventory, e.g., average cost, FIFO, and LIFO.

Market for Common Equity and Related Stockholder Matters, page 26

	Penny Stock Rules, page 26
39. Delete your disclosure that the risk disclosure document is "prepared by the Commission."

Regulation M, page 28
40. Because you have not engaged the services of an underwriter, most of the disclosure after the first paragraph does not appear to be relevant. Please delete this disclosure, as appropriate.

Summary of Significant Accounting Policies, page F-6
41. Please revise your accounting policies in accordance with Comment
38 above.

Undertakings, page II-2
42. The undertaking required by Item 512(d) of Regulation S-B only applies to underwritten offerings. Please delete the unnecessary undertaking.

Exhibit 5 - Opinion of Carmine J. Bua
43. Please delete the statement that counsel is admitted to practice and is in good standing in the State of California. Because counsel is opining on Nevada law, this is an inappropriate jurisdictional qualification.
44. We note that part of the basis for counsel`s opinion includes a review of "[t]he applicable securities and corporation`s provisions of the Nevada revised statutes." Please note that the opinion may not be limited to state statutory law. Accordingly, please revise to clarify that the basis for counsel`s opinion regarding Nevada state law includes the applicability of the statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.
45. We reference counsel`s assumption that the persons executing the corporate documents have the legal capacity to do so. This is a legal conclusion that counsel must make as a necessary requirement of the ultimate legality opinion. Please revise to remove this assumption.



*    *    *    *

      Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Joseph Cascarano, Staff Accountant, at (202) 824-5357 or Robert Littlepage, Accountant Branch Chief, at (202) 942-
1947 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney, at (202) 942-7914, or me at (202) 942-1990 with any other
questions.




      Sincerely,


							Michele M. Anderson
							Legal Branch Chief

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Ms. Rachel Wosk
International Cellular Accessories
March 29, 2005
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